UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 September, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 29 September 2021: Dealings in securities by directors and the Company Secretary of Sasol and major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY DIRECTORS AND THE COMPANY SECRETARY OF SASOL AND MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that directors of Sasol, directors of major subsidiaries and the company secretary of Sasol have, in terms of the Sasol Long-Term Incentive Plan ("Plan"), been issued shares in terms of previously accepted LTI grants made to them in 2016 and 2018 that have partly vested at the achievement of corporate performance targets at 44,7% (GEC) and 66,8% (SVP and lower) respectively. The balance of the award made in 2018, will vest in 2023 subject to the rules of the Plan. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.

Transaction date:	27 September 2021
Class of shares:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Grobler, F R	Sasol Limited: Director	7 122	249,12	1 774 232,64
Kahla, V D	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	3 791	249,12	944 413,92
du Toit, M	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	1 149	249,12	286 238,88
Baijnath, B	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	3 122	249,12	777 752,64
Khoele, G L	Sasol Oil (Pty) Ltd: Director	810	249,12	201 787,20
Laxa, R M	Sasol South Africa Limited: Director	809	249,12	201 538,08
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 453	249,12	361 971,36

Transaction date:	27 September 2021
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Initial issue price per ADR:	USD0,00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of securities	Price per security (USD)	Total value of the transaction (USD)
Griffith, B V	Sasol Limited: Prescribed officer	1 212	16,52	20 022,24

Transaction date:	27 September 2021
Class of securities:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)*	Total value of the transaction (ZAR)
Kahla, V D	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	3 496	261,53	914 308,88
Victor, P	Sasol Limited: Director	15 742	261,53	4 117 005,26
du Toit, M	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	1 059	261,53	276 960,27
Baijnath, B	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	2 880	261,53	753 206,40
Booley, T	Sasol South Africa Limited: Director	1 380	261,53	360 911,40
Brand, H C	Sasol Limited: Prescribed officer	2 168	261,53	566 997,04
Khoele, G L	Sasol Oil (Pty) Ltd: Director	747	261,53	195 362,91
Klingenberg, BE	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director Sasol Chemicals (USA) LLC: Director	8 818	261,53	2 306 171,54
Laxa, R M	Sasol South Africa Limited: Director	2 246	261,53	587 396,38
Mokomela, D T	Sasol South Africa Limited: Director	912	261,53	238 515,36
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 340	261,53	350 450,20
Nndwammbi, G N	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	1 685	261,53	440 678,05
Powys, M L	Sasol Oil (Pty) Ltd: Director	123	261,53	32 168,19
Stofberg, N	Sasol Chemicals (USA) LLC: Director	1 522	261,53	398 048,66
Vilakazi, P M	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	1 475	261,53	385 756,75

* Average selling price per share is based on transactions effected by the Company on 27 September 2021. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as VWAP price for the day of trading are as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
27 September 2021	264,59	257,77	261,54

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

Transaction date:	27 September 2021
Class of Securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Initial issue price per ADR:	USD0,00
Nature of transaction:	Sale of vested shares on-market
Nature of extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of securities	Selling Price per security (USD)*	Total value of the transaction (USD)
Griffith, B V	Sasol Limited: Prescribed officer	807	17,44	14 074,08
Stouder, E	Sasol Chemicals (USA) LLC: Director	1 676	17,44	29 229,44

* Average selling price per share is based on transactions effected by the Company on 27 September 2021. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as VWAP price for the day of trading are as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
27 September 2021	17,56	17,22	17,46

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

29 September 2021
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2021

By: /sgd/M du Toit

Name: M du Toit

Title: Group Company Secretary